Exhibit 99.2

MAXAR TECHNOLOGIES LTD.

(the “Corporation”)

SPECIAL MEETING OF SECURITYHOLDERS

OF THE CORPORATION

November 16, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The special resolution authorizing and approving an arrangement involving, among others, the Corporation and Maxar Technologies Inc. (the “Arrangement Resolution”), as set forth in Appendix A to the management information circular of the Corporation dated October 12, 2018, was voted upon by ballot at the special meeting of the securityholders of the Corporation (the “Meeting”).   At  the Meeting, 76% of the Common Shares of the Corporation and 73% of the Common Shares and LTIP Units of the Corporation, voting together as a single class, were represented, and the Arrangement Resolution was passed as follows:

Common Shares:

Votes FOR		Votes AGAINST
Number	%	Number	%
44,721,562	99.8	72,486	0.2

Common Shares and LTIP Units, voting together as a single class:

Votes FOR		Votes AGAINST
Number	%	Number	%
46,324,418	99.8	80,486	0.2